MANAGEMENT DISCUSSION & ANALYSIS

2014

ONCOLYTICS BIOTECH INC.

MANAGEMENT DISCUSSION & ANALYSIS

2014

i

March 13, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2014 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A along with our consolidated financial statements for the year ended December 31, 2014, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 13, 2015.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2015 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2014

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of a six randomized Phase II clinical trial program (our "Randomized Program") and nine other investigative clinical trials. In 2014, we presented final clinical data from stage 1 of our randomized phase III head and neck trial completing this stage of the trial and expanded our clinical program to include a translational myeloma study sponsored by the US National Cancer Institute ("NCI"). We exited 2014 with 15 clinical trials including our Randomized Program, five other trials sponsored by third parties and two clinical trials sponsored by Oncolytics.

Randomized Phase II Clinical Program

We are progressing through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival comparing the control and test arms within each trial. As well, each randomized clinical trial includes multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsor our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute sponsor our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN that will include which cancer indications should be pursued in a Phase III setting and which predictive biomarkers should be used for screening patients.

Randomized Program - Clinical Results

US Randomized Phase II Pancreatic Cancer Study

On September 16, 2014, we announced interim overall and KRAS-mutated (mutation in the KRAS gene) patient progression free survival ("PFS") data from our two-arm randomized Phase II study of carboplatin, paclitaxel plus REOLYSIN (test arm) versus carboplatin and paclitaxel alone (control arm) in the first line treatment of patients with recurrent or metastatic pancreatic cancer (NCI-8601). The trial was sponsored by the NCI through a clinical trials agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis and Oncolytics. The primary objective of the study was to determine the PFS of the overall patient population and a secondary objective of the study was to determine the PFS of the patient population according to KRAS mutation status.

Summary Findings
Overall patient population
The study enrolled 73 patients; 37 were in the control arm, 36 were in the test arm. The median progression free survival for the control arm was 5.16 months (95% confidence interval (CI) of the Kaplan Meier curve = 2.267 to 6.176) versus 5.26 months for the test arm (95% CI of the Kaplan Meier curve = 3.187 to 6.307).

KRAS mutated patient population
As part of the study design, patients were screened for KRAS status at codon 12. Of the 60 patients where KRAS status could be determined (mutant vs wild type), 44 (73%) had mutations in the KRAS gene (n = 23 in the control arm, n = 21 in the test arm). Median progression free survival in the test arm was 5.72 months (95% CI of the Kaplan Meier curve = 3.187 to 6.767) versus 4.11 months in the control arm (95% CI of the Kaplan Meier curve = 1.938 to 6.176). This translates into a 1.61 month (39%) improvement in median progression free survival in the test arm versus the control arm. Three patients on the test arm and one on the control arm had not progressed as of the time of analysis.

Crossover patient population
Patients on the control arm who progressed on carboplatin and paclitaxel had the option of adding REOLYSIN® to their regimen. At the time of the analysis, 16 patients crossed over to the test arm regime. The best responses after crossover were one partial response (PR), six stable disease (SD), seven progressive disease (PD), and two not evaluable, giving a disease control rate (complete response (CR) + PR + SD) of 50% in the evaluable patients of the carboplatin and paclitaxel failed group.

Impact of Findings
The results from this clinical study are starting to establish, in a randomized setting, that a KRAS mutation at codon 12 may become a predictive biomarker for REOLYSIN. Though there were slight differences in PFS between the control and the test arms on an overall basis, there was a 39% PFS improvement for those patients with a KRAS mutation at codon 12 (representing 73% of the clinical trial's patient population) supporting our belief that tumors with an activated Ras pathway may be susceptible to REOLYSIN therapy.

Randomized Program - Completion of Enrollment

In 2014, enrollment was completed in our randomized Phase II study of paclitaxel plus REOLYSIN versus paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer (GOG186H). The trial is sponsored by the NCI through a Clinical Trials Agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, NCI and Oncolytics.

This clinical study is a randomized Phase II trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer. Patients were randomized to receive either paclitaxel alone or paclitaxel plus REOLYSIN. Patients in both arms received treatment with paclitaxel, with the second arm also receiving intravenous REOLYSIN. Patients received standard doses of paclitaxel on days one, eight, and 15 during a 28 day cycle. In the second arm, patients received, on days one through five of each 28-day cycle, intravenous REOLYSIN at a dose of 3x1010 TCID50.

The primary objectives of the trial are to estimate the progression-free survival hazard ratio of the combination of weekly paclitaxel with REOLYSIN to weekly paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer and to determine the frequency and severity of adverse events associated with treatment with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN as assessed by Common Terminology Criteria for Adverse Events (CTCAE). The secondary objectives are to estimate the progression-free survival and overall survival of patients treated with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN; to estimate (and compare) the proportion of patients who respond to the regimen on each arm of the study (according to RECIST 1.1 with measurable patients and by CA-125 for those patients with detectible disease only); and to characterize and compare progression-free survival and overall survival in patients with measurable disease (RECIST 1.1 criteria) and patients with detectable (nonmeasurable) disease. The study enrolled approximately 110 patients.

NRG Oncology is responsible for following patients and collecting and collating all patient data. Once complete, the data will be analyzed and provided to NCI and Oncolytics.

Randomized Program - Enrollment

National Cancer Institute of Canada Clinical Trials Group ("NCIC") Clinical Trials
Throughout 2014, our four randomized NCIC clinical trials continued to enroll, treat and re-treat patients. These four randomized NCIC clinical trials include metastatic breast cancer, previously-treated advanced or metastatic non-small cell lung cancer, advanced or metastatic colorectal cancer, and recurrent or metastatic castration resistant prostate cancer.

Other Third Party Clinical Trials

In addition to sponsoring our Randomized Program, third party sponsored clinical trials ("Third Party Trials") have become a significant part of our overall clinical program. Third Party Trials have allowed us to expand our clinical program to include randomized and non-randomized clinical trials in additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the US National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”). In 2014, our Third Party Clinical Trials expanded to include a translational study investigating REOLYSIN in combination with dexamethasone and carfilzomib for patients with relapsed or refractory myeloma. This trial is sponsored by the NCI and is their 5th currently active clinical trial with us.

Orphan Designation Applications

In 2014, we submitted applications for Orphan Designation to the US Food and Drug Administration ("FDA") and the European Medicines Agency ("EMA") for REOLYSIN for the treatment of pancreatic and ovarian cancers. In the US, Orphan Drug Designation provides the sponsor certain benefits and incentives, including a period of marketing exclusivity if regulatory approval is ultimately received for the designated indication, potential tax credits for certain activities, eligibility for orphan drug grants, and the waiver of certain administrative fees. In the EU, Orphan Drug Designation allows for access to a number of incentives including protocol assistance, market exclusivity for a ten-year period following approval and potential fee reductions. The receipt of Orphan Drug Designation status does not change the regulatory requirements or process for obtaining marketing approval in either jurisdiction.

Clinical Trial Results - Stage 1 of our Randomized Phase III Head and Neck Trial

In 2014, we announced additional data from stage 1 of our randomized, double-blinded clinical study examining REOLYSIN in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers. This study enrolled a total of 167 patients. Patients on the control arm were treated with carboplatin, paclitaxel and a placebo, while those on the test arm were treated with carboplatin, paclitaxel and REOLYSIN. Data was available for 165 patients, and was analyzed on an intent-to-treat basis.

Summary clinical results included:

Patients with Loco-Regional Head and Neck Disease, With or Without Distal Metastases

•
118 patients had loco-regional head and neck disease, with or without distal metastases. As previously disclosed in 2013, under these study conditions, test arm patients in this group had a progression-free survival (PFS) benefit over control arm patients through five cycles of therapy;

•
An intent-to-treat analysis of the 118 loco-regional patients using Type II censoring from the median PFS in each arm (48 days in the control arm and 95 days in the test arm) showed a statistically significant improvement in PFS for the test arm versus the control arm (p=0.0072, hazard ratio=0.5360);

•
An intent-to-treat analysis of the overall survival (OS) of the 118 patients with loco-regional disease was performed on all patients to the median PFS in each arm, censoring any patients who received post-discontinuation therapy at the date at which they commenced the first of these therapies. This analysis demonstrated a statistically significant improvement in OS for the test arm versus the control arm (p=0.0146, hazard ratio=0.5099); and

•
The 118 patients with loco-regional head and neck disease, with or without distal metastases, were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm showed a statistical trend towards better tumour stabilization (defined as 0% growth) or shrinkage over the control arm (p=0.076).

Patients with Distal Metastases Alone

•
There were 47 patients with distal metastases alone. At the time of the analysis, eight of the 47 patients were still alive. The test arm patients in this group maintained a PFS benefit over control arm patients for five cycles of therapy. There are too few patients to power a statistical analysis of the PFS and OS of this patient group; and

•
The 47 patients with distal metastases alone were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm demonstrated statistically significantly better tumour stabilization (defined as 0% growth) or shrinkage than the control arm (p=0.021).

Other Clinical Trial Results

Phase I Intravenous Administration of REOLYSIN in Patients Prior to Surgical Resection of Recurrent High Grade Primary or Metastatic Brain Tumors

In 2014, an abstract detailing early results from a translational study looking at the intravenous administration of REOLYSIN to patients with primary or metastatic brain tumors was released at the April 2014 ASCO Annual Meeting held in Chicago, Illinois. The abstract, titled "Oncolytic wild-type reovirus infection in brain tumors following intravenous administration in patients,"

contends that intravenous delivery to brain tumors would be easier, cheaper and more acceptable to patients than intralesional administration. To date, no oncolytic virus has been shown to infect brain tumors following intravenous delivery. The trial aims to identify whether wild-type reovirus can cross the blood brain barrier and infect brain tumors following intravenous administration. It is an open-label, non-randomized, single centre study of intravenous wild-type reovirus administered to patients prior to planned surgery for recurrent high grade glioma or metastatic brain tumors. In total, 12 patients will be treated with a single infusion of 1x1010 TCID50 of wild-type reovirus. The primary objective is to determine the presence of wild-type reovirus in the resected tumours as assessed by immunohistochemistry, RNA in-situ hybridization and retrieval of infectious virions.

Three patients had completed the study at the time of the abstract, including one with glioblastoma multiforme, one with grade 3 oligodendroglioma and one with colorectal brain metastasis. Two of the three patients were taking high dose steroids. All three resected patient tumours contained wild-type reovirus RNA and protein. There was evidence for wild-type reovirus productive infection in two of the tumours. Grade 3-4 adverse reactions were neutropenia in one patient and lymphopenia in all three patients. Based on the findings, the researchers concluded they have shown for the first time that an oncolytic virus, wild-type reovirus, infects and replicates in brain tumors following intravenous administration. It is anticipated this trial could pave the way for phase I/II trials and combination studies using wild-type reovirus in patients with high grade gliomas and brain metastases.

Biomarker Studies

Our objective for biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications. In 2014, we announced that a poster authored by Bolton, et al was presented at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK. The poster, titled "Resistance to oncolytic reovirus is associated with high expression of Yes-Associated Protein (YAP-1) in head and neck cancer," covered preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines.

Researchers examined reovirus in panels of head and neck cancer cell lines to determine their sensitivity to reovirus-induced oncolysis. The study results showed that high YAP-1 protein expression correlated with reovirus resistance, whereas low YAP-1 expression correlated with sensitivity to reovirus infection. They also indicated that knocking the YAP-1 gene down resulted in certain cells becoming significantly more sensitive to reovirus infection. The researchers concluded that YAP-1 is a possible biomarker for sensitivity/resistance to reovirus infection in head and neck cancer and that further investigation into the crosstalk between chemical signaling pathways upstream and downstream of YAP-1 and its cellular localization, is important in understanding how it may be impeding reovirus oncolysis.

Registration Pathway

In 2014, we began the process of determining our registration pathway. While our Third Party Trial investigators are ultimately responsible for the pace of enrollment, we work closely with them to support enrollment, monitoring, data collection and analysis. Part way through 2014, in the second quarter, we began the consultation process to determine our registration pathway with our regulatory advisors, our investigators on our existing randomized clinical studies and key opinion leaders. We met with two European regulatory agencies in 2014 seeking advice and input on our registration path. Our objective is to define a path to registration that consists of a study or group of studies that takes into consideration our understanding of REOLYSIN and our clinical trial experiences to date. We expect the registration study or studies will consider the profile of the respective patient populations, the stability of the standard of care for the particular indication, the type of endpoint and the speed at which we can achieve each endpoint, and the ability to use genetic markers.

Though we expected to finalize and commence elements of our registration pathway by the end of 2014, we await additional preclinical and clinical data from our Randomized Program before we finalize our registration pathway.

Manufacturing and Process Development

Throughout 2014, we continued to finish the fill and labeling of product from our 100-litre production runs manufactured in 2013. Our filled and labeled product is used to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.

Intellectual Property

At the end of 2014, we had been issued over 400 patents including 56 US and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

US Share Purchase Agreement
On February 27, 2014, we entered into a share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") to sell up to US$26,000,000 of common stock. Subject to the terms and conditions of the Share Purchase Agreement and at our sole discretion, we may sell up to US$26.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Purchase Agreement at any time at our sole discretion without any monetary cost or penalty. Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC valued at fair value of US$455,000. An additional 292,793 common shares will be issued on a pro rata basis under the terms of the Share Purchase Agreement as an additional commitment fee.

On October 20, 2014 we announced that we had reached an agreement on amendments to the Share Purchase Agreement. The specific amendments include allowing the Company to sell shares to LPC at the Company's sole option independent of the closing price of the Common Stock, increasing the number of shares that may be sold to LPC at certain price levels and changes to the way the number of Commitment Shares issuable are calculated. In consideration of the amendments to the Agreement, the Company issued 146,397 shares of Common Stock to LPC. All other terms and conditions of the Agreement remain in force without amendment.

During 2014, under the terms of the Share Purchase Agreement, we issued 7,037,216 common shares for net proceeds of approximately US$7.1 million. As well, we issued 536,254 commitment shares consisting of 292,793 initial commitment fee common shares, 146,397 commitment shares in consideration for the October 2014 amendments, and 97,064 additional commitment fee common shares. The commitment shares have been valued at fair value of US$654,267 and have been recorded as additional share issue costs.

"At the Market" Equity Distribution Agreement
On October 24, 2014, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Canaccord Genuity Inc. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2014, we issued 1,671,460 common shares for net proceeds of approximately US$1.1 million.

Financial Impact

We estimated that our cash requirements for 2014 to fund our operations would be approximately between $21.0 million and $23.0 million. Our cash usage for the year was $19,676,955 for operating activities and $152,750 for the acquisition of property and equipment. Our net loss for the year was $18,619,335.
Cash Resources

We exited 2014 with cash, cash equivalents and short-term investments totaling $16,184,510 (see “Liquidity and Capital Resources”).

Expected REOLYSIN Development For 2015

Our planned development activity for REOLYSIN in 2015 is made up of clinical, manufacturing, and intellectual property programs. Our 2015 clinical program includes the anticipated release of clinical data from our randomized NCIC Phase II colorectal clinical trial and our randomized US Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC. We also expect to use our clinical data to assist in the determination of our regulatory path and the next steps for our clinical program.

Our 2015 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2015. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2015 will be approximately $16 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

REOLYSIN Development Update For 2015

Orphan Drug Designations
Subsequent to the end of 2014, the FDA granted our Orphan Drug Designation application for pancreatic cancer. Also, our Orphan Drug Designation application for ovarian cancer was divided into multiple indications and we were granted additional Orphan Drug Designations for ovarian, fallopian tube, and primary peritoneal cancers. Finally, in February 2015, we applied to the US FDA for a fifth Orphan Drug Designation for high grade gliomas in paediatric patients.

Financing Activities
Subsequent to the end of 2014, we issued 13,860,175 common shares for net proceeds of $14.2 million (US$11.3 million) through the use of our ATM and Share Purchase Agreement. As of March 13, 2015, we have cash and cash equivalents of approximately $27.5 million.

Our Accounting Policies

In preparing our financial statements we use International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation (see Note 4 " Significant Judgments, Estimates and Assumptions") of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of our activities have been expensed.

We account for our research and development activity in conjunction with the IAS 38 "Intangible Assets" of IFRS. IAS 38 makes a distinction between the research phase of a project and the development phase of an internal project and requires that all costs incurred during the research phase are to be expensed. However, an intangible asset arising from the development phase of an internal project shall be recognized if, and only if, we can demonstrate all of the following:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.
How the intangible asset will generate probable future economic benefits. Among other things, that we can demonstrate the existence of a market for our product that results from the use of the intangible asset or of the intangible asset itself.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Future Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, on completion of the impairment phase of the project to reform accounting for financial instruments and replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets (i.e. recognition of credit losses).

Under the classification and measurement requirements for financial assets, financial assets must be classified and measured at either amortized cost or at fair value through profit or loss or through other comprehensive income, depending on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

The classification requirements for financial liabilities are unchanged from IAS 39. IFRS 9 requirements address the problem of volatility in net earnings arising from an issuer choosing to measure certain liabilities at fair value and require that the portion of the change in fair value due to changes in the entity’s own credit risk be presented in other comprehensive income, rather than within net earnings.

The new requirements for impairment of financial assets introduce an expected loss impairment model that requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. We are assessing the impact of adopting this standard on our consolidated financial statements.

Significant Estimates

Share Based Payments
As required by IFRS, share based payments are to be recorded at their fair value at the date of grant. We have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our stock options and warrants. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2014, we used the following weighted average assumptions for the calculation of the fair value of the stock options granted during the year:

2014

Risk-free interest rate	1.05%
Expected hold period to exercise	2.7 years
Volatility in the price of the Company's shares	72.55%
Rate of forfeiture	2.5%
Dividend yield	Nil
Weighted average fair value of options	$0.54

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price, the volatility of our common shares and the progress in our clinical program. Our conclusions resulted in an expected hold period for the stock options issued in 2014 to be 2.7 years and we believe this is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share based payment expense for the year of $980,325. However, given the above discussion, this expense could have been different and still be in accordance with IFRS.

Selected Annual Information

	2014 $	2013 $	2012 $
Revenue	—	—	—
Consolidated net loss(1)	(18,619,335)	(23,532,647)	(36,373,521)
Basic and diluted loss per share(1), (2)	(0.21)	(0.28)	(0.48)
Total assets (2)	17,193,190	28,222,027	22,078,090
Cash dividends declared per share(3)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2014, 2013, and 2012 are share based payment expenses of $980,325, $424,384, and $730,751, respectively.
(2) We issued 8,708,676 common shares for net cash proceeds of $9.0 milion in 2014 (2013 - 8,093,533 common shares for net cash proceeds of $30.4 million; 2012 - 5,458,950 common shares for net cash proceeds of $20.8 million).

(3) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $18,619,335 compared to $23,532,647 and $36,373,521 for the years ending December 31, 2013 and December 31, 2012, respectively.

Research and Development Expenses (“R&D”)

	2014 $	2013 $	2012 $
Clinical trial expenses	4,983,644	7,852,322	19,813,849
Manufacturing and related process development expenses	2,705,296	4,745,479	5,834,894
Intellectual property expenditures	1,077,552	1,247,854	841,133
Research collaboration expenses	621,936	436,302	248,970
Other R&D expenses	3,703,798	4,220,126	4,379,894
Scientific research and development repayment (refund)	(84,762)	(82,494)	(78,549)
Foreign exchange loss	228,130	(56,497)	(43,695)
Share based payments	588,658	142,972	406,129
Research and development expenses	13,824,252	18,506,064	31,402,625

Clinical Trial Program

Clinical trial expenses include those costs associated with our Clinical Trial Program that includes costs associated with those clinical trials we sponsor along with costs associated with our Third Party trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2014 $	2013 $	2012 $
Direct patient expenses	4,983,644	7,852,322	19,430,751
Phase III start up expenses	—	—	383,098
Clinical trial expenses	4,983,644	7,852,322	19,813,849

During 2014, our clinical trial expenses decreased to $4,983,644 compared to $7,852,322 and $19,813,849 for the years ended December 31, 2013 and December 31, 2012, respectively. In 2014, our clinical trial program activities declined as we continued to complete enrollment and close out fully enrolled clinical trials. Specifically, activities from stage 1 of our randomized Phase III head and neck trial along with the other clinical trials sponsored by Oncolytics have declined compared to 2013 and 2012.

In 2013, we incurred direct patient costs primarily associated with our Randomized Program and the re-treatment and completion of stage 1 of our randomized Phase III head and neck trial. The clinical trial program activities associated with stage 1 of our randomized Phase III head and neck trial declined as a result of the completion of stage 1 enrollment in 2012 and the related pause in enrollment.

In 2012, we incurred direct patient costs primarily associated with the enrollment in stage 1 of our randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. At the peak of enrollment, we were enrolling patients in over 80 clinical sites in 14 countries. Also, during the first part of 2012, we incurred Phase III start up costs as we increased the number of enrolling clinical centers throughout the first half of 2012. In addition, we incurred related support costs associated with our Third Party Trials which included the beginning of four randomized clinical studies that are part of the clinical research agreement with the NCIC which became part of our Randomized Program.

We expect our clinical trial expenses to continue to decrease in 2015 compared to 2014 until we determine our regulatory path and the next steps in our clinical program. Though we do not control the clinical operations of our Third Party Trials, we expect to continue to incur expenses associated with patient enrollment as well as related support costs. These expenses are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our regulatory path and the next steps for our clinical program. Finally, we expect to continue to incur patient enrollment costs for the two clinical trials that we are directly funding.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2014 $	2013 $	2012 $
Product manufacturing expenses	1,713,649	3,485,493	4,670,186
Process development expenses	991,647	1,259,986	1,164,708
Manufacturing and related process development expenses	2,705,296	4,745,479	5,834,894

Our M&P expenses for 2014 were $2,705,296 compared to $4,745,479 and $5,834,894 for the years ending December 31, 2013 and December 31, 2012.

During 2014, our product manufacturing activities mainly related to supplying our clinical program with sufficient REOLYSIN. Specifically, product manufacturing expenses in 2014 consisted of vial filling, labeling and lot release testing of product. As well, costs were incurred associated with shipping and storage of our bulk and vialed product. During 2013, we completed two 100-litre cGMP production runs along with the related testing activities. We also incurred packaging and shipping activities required to supply our clinical program with previously filled product. In 2012, in addition to completing two 100-litre cGMP production runs and related testing, we incurred costs associated with vial, fill, and packaging activities along with shipping activities required to supply our clinical trial program.

Our process development expenses for 2014 were $991,647 compared to $1,259,986 and $1,164,708 for the years ending December 31, 2013 and December 31, 2012, respectively. During the years ending 2014, 2013 and 2012 our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

We expect our M&P expenses for 2015 to increase compared to 2014. In 2015, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2014 $	2013 $	2012 $
Intellectual property expenses	1,077,552	1,247,854	841,133

Our intellectual property expenses for 2014 were $1,077,552 compared to $1,247,854 and $841,133 for the years ending December 31, 2013 and December 31, 2012, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of 2014, we had been issued over 400 patents including 56 US and 20 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2015 compared to 2014.

Research Collaborations

Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2014 $	2013 $	2012 $
Research collaborations	621,936	436,302	248,970

During 2014, our research collaboration expenses were $621,936 compared to $436,302 and $248,970 for the years ending December 31, 2013 and December 31, 2012, respectively. In 2014, our research collaborations activities mainly included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During 2013, we had started to commence biomarker studies as part of our research collaboration program along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. In 2012, we were focused primarily on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We expect that our research collaborations in 2015 will remain consistent with 2014. We expect to complete our ongoing collaborative program carried over from 2014 and will continue to be selective in the types of new collaborations we enter into in 2015.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2014 $	2013 $	2012 $
R&D consulting fees	247,685	362,263	404,622
R&D salaries and benefits	2,989,970	3,425,122	3,394,770
Other R&D expenses	466,143	432,741	580,502
Other research and development expenses	3,703,798	4,220,126	4,379,894

In 2014, our Other Research and Development expenses were $3,703,798 compared to $4,220,126 and $4,379,894 for the years ending December 31, 2013 and December 31, 2012, respectively. During the years ending 2014 and 2013, our Other Research and Development activities focused on supporting our Clinical Program which includes our Randomized Program along with other Third Party trials and clinical trials sponsored by Oncolytics. With our shift to Third Party Trials and the completion of enrollment in a number of our Company sponsored clinical trials the support required by our Clinical Program has decreased. As well, in 2014, cash bonuses were not paid to officers or employees but were paid in 2013. In 2012, we were supporting stage 1 of our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries up to September 2012.

We expect that our Other R&D expenses in 2015 will remain consistent compared to 2014.

Scientific Research and Development Refund

	2014 $	2013 $	2012 $
Scientific research and development refund	(84,762)	(82,494)	(78,549)

In 2014, 2013, and 2012, we received Alberta and Quebec scientific research and development refunds totaling $84,762, $82,494, and $78,549, respectively.

Foreign Exchange (Gain) Loss

	2014 $	2013 $	2012 $
Foreign exchange (gain) loss	228,130	(56,497)	(43,695)

For the year ending December 31, 2014, our foreign exchange loss (gain) was $228,130 compared to $(56,497) for the year ending December 31, 2012 and $(43,695) for the year ending December 31, 2012. The foreign exchange gains and losses incurred are primarily a result of the fluctuations in the US dollar, Euro and Pound Sterling exchange rates.

Share Based Payments

	2014 $	2013 $	2012 $
Share based payments	588,658	142,972	406,129

Non-cash share based payments for the year ending December 31, 2014, was $588,658 compared to $142,972 and $406,129 for the years ending December 31, 2013 and December 31, 2012, respectively. We incurred stock based compensation associated with the grant of stock options to employees associated with our research and development activities.

Operating Expenses

	2014 $	2013 $	2012 $
Public company related expenses	2,761,374	2,567,056	2,716,982
Office expenses	1,682,152	2,412,569	2,134,546
Amortization of property and equipment	163,501	131,623	109,275
Stock based compensation	391,667	281,412	324,622
Operating expenses	4,998,694	5,392,660	5,285,425

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our US and Canadian stock listings. In 2014, we incurred public company related expenses of $2,761,374 compared to $2,567,056 and $2,716,982 for the years ending December 31, 2013 and December 31, 2012, respectively. For the years ending December 31, 2014, 2013, and 2012 our public company related expenses have remained relatively consistent.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2014, we incurred office expenses of $1,682,152 compared to $2,412,569 and $2,134,546 for the years ending December 31, 2013 and December 31, 2012, respectively. In 2014, our office expenses have decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count and no cash bonus paid to the officers and employees. In 2013, our office expenses increased compared to 2012 in an effort to support our investor relations activity along with an increase in salaries associated with the change in our general counsel and cash bonus compensation paid to officers and employees.

In 2014, our non-cash share based payment expenses were $391,667 compared to $281,412 and $324,622 for the year ending December 31, 2013 and December 31, 2012, respectively. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2014 and 2013 Annual General Meetings and stock option grants to the employees.

We expect our operating expenses in 2015 to remain consistent with 2014.

Summary of Quarterly Results

	2014				2013
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	3,779	4,637	4,718	5,485	5,792	6,114	5,020	6,607
Basic and diluted loss per common share(2)	$0.04	$0.05	$0.05	$0.06	$0.07	$0.07	$0.06	$0.08
Total assets(3)	17,193	18,079	20,047	23,036	28,222	32,549	39,267	44,272
Total cash(1), (3)	16,185	17,045	18,912	22,188	27,222	31,474	38,155	43,521
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between December 2014 and January 2013 are quarterly stock based compensation expenses
(recovery) of $109,902, $199,821, $366,005, $304,597, 233,028, (59,497), $129,997, and $120,856, respectively.

(3)	We issued 8,708,676 common shares for net cash proceeds of $9.0 million in 2014 (2013 - 8,093,533 common shares for net cash proceeds of $30.4 million).

(4)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2014 and 2013:

For the three month periods ending December 31,	2014 $	2013 $
Expenses
Research and development	2,518,924	4,582,741
Operating	1,292,351	1,285,010
Loss before the following	(3,811,275)	(5,867,751)
Interest	32,213	80,679
Loss before income taxes	(3,779,062)	(5,787,072)
Income taxes	(51)	(5,408)
Net loss	(3,779,113)	(5,792,480)
Other comprehensive gain (loss) - translation adjustment	91,903	62,687
Net comprehensive loss	(3,687,210)	(5,729,793)
Basic and diluted loss per common share	(0.04)	(0.07)
Weighted average number of shares (basic and diluted)	91,080,495	84,771,535

Fourth Quarter Review of Operations

For the three month period ended December 31, 2014 our net loss was $3,779,113 compared to $5,792,480 for the three month period ended December 31, 2013.

Research and Development Expenses (“R&D”)

	2014 $	2013 $
Clinical trial expenses	900,105	583,496
Manufacturing and related process development expenses	414,797	1,920,022
Intellectual property expenses	229,911	372,357
Research collaboration expenses	169,205	166,409
Other R&D expenses	840,882	1,545,019
Scientific research and development repayment (refund)	(76,095)	(82,494)
Foreign exchange loss	(13,112)	(57,365)
Share based payments	53,231	135,297
Research and development expenses	2,518,924	4,582,741

Clinical Trial Expenses

	2014 $	2013 $
Direct clinical trial expenses	900,105	583,496
Clinical trial expenses	900,105	583,496

During the fourth quarter of 2014, our clinical trial expenses were $900,105 compared to $583,496 for the fourth quarter of 2013. In the fourth quarter of 2014, we incurred direct clinical trial expenses primarily associated with the enrollment in our Randomized Program, re-treatment of patients in the clinical trials sponsored by Oncolytics, and activities associated with our three European regulatory agency meetings. In fourth quarter of 2013, we incurred direct clinical trial expenses primarily associated with the enrollment in our Randomized Program.

Manufacturing & Related Process Development Expenses (“M&P”)

	2014 $	2013 $
Product manufacturing expenses	246,516	1,551,941
Process development expenses	168,281	368,081
Manufacturing and related process development expenses	414,797	1,920,022

During the fourth quarter of 2014, our M&P expenses were $414,797 compared to $1,920,022 for the fourth quarter of 2013. In the quarter of 2014, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.
During the fourth quarter of 2013, we completed the bulk production of our second 100-litre cGMP production run for 2013.

Our process development activity for the fourth quarters of 2014 and 2013 focused on our process validation master plan and included validation studies of our upstream and downstream processes. These activities included assay development, optimization, validation and stability studies.

Intellectual Property Expenses

	2014 $	2013 $
Intellectual property expenses	229,911	372,357

Our intellectual property expenses for the fourth quarter of 2014 were $229,911 compared to $372,357 for the fourth quarter of 2013. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2014, we had been issued over 400 patents including 56 US and 20 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2014 $	2013 $
Research collaboration expenses	169,205	166,409

Our research collaboration expenses were $169,205 in the fourth quarter of 2014 compared to $166,409 for the fourth quarter of 2013. During the fourth quarters of 2014 and 2013, our research collaboration activities have included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2014 $	2013 $
R&D consulting fees	55,374	59,965
R&D salaries and benefits	709,611	1,333,207
Other R&D expenses	75,897	151,847
Other research and development expenses	840,882	1,545,019

Our other research and development expenses were $840,882 in the fourth quarter of 2014 compared to $1,545,019 in the fourth quarter of 2013. In the fourth quarter of 2013, our salaries and benefits costs included cash bonus compensation for officers and employees that was not paid in 2014. As well, the support required by our Clinical Program has declined as enrollment in our various clinical trials finish.

Share Based Payments

	2014 $	2013 $
Stock based compensation	53,231	135,297

During the fourth quarters of 2014 and 2013, we incurred share based payment expense associated with the grant of stock options to employees associated with our research and development activities.

Operating Expenses

	2014 $	2013 $
Public company related expenses	765,774	466,276
Office expenses	424,478	680,731
Amortization of property and equipment	45,428	40,272
Stock based compensation	56,671	97,731
Operating expenses	1,292,351	1,285,010

Our operating expenses in the fourth quarter of 2014 were $1,292,351 compared to $1,285,010 for the fourth quarter of 2013. In the fourth quarter of 2014 our professional fees and our investor relations activities increased compared to the fourth quarter of 2013. Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the fourth quarter of 2014, compensation costs decreased as cash bonus compensation was not paid in 2014 and there was a reduction in our head count compared to the fourth quarter of 2013.

Liquidity and Capital Resources

2014 Financing Activities

US Share Purchase Agreement
During 2014, under the terms of the Share Purchase Agreement, we issued 7,037,216 common shares for net proceeds of approximately US$7.1 million. As well, we issued 536,254 commitment shares consisting of 292,793 initial commitment fee common shares, 146,397 commitment shares in consideration for the October 2014 amendments, and 97,064 additional commitment fee common shares. The commitment shares have been valued at fair value of US$654,267 and have been recorded as additional share issue costs.

"At the Market" Equity Distribution Agreement
During 2014, we issued 1,671,460 common shares for net proceeds of approximately US$1.1 million.

2013 Financing Activities

In 2013, we received cash inflow from financing activities of $30.4 million:

US Underwritten Public Offering

In 2013, we closed a US underwritten public offering whereby we issued 8,000,000 common shares at an issue price of US$4.00 per common share for gross proceeds of US$32,000,000.

Options

Throughout 2013, we received cash proceeds of $0.2 million with respect to the exercise of 93,533 stock options.

Liquidity

As at December 31, 2014 and 2013, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2014 $	2013 $
Cash and cash equivalents	14,152,825	25,220,328
Short-term investments	2,031,685	2,001,644
Working capital position	13,293,817	21,680,907

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $19.7 million along with the cash provided by our financing activities of $9.0 million for the year ending December 31, 2014.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. During 2014, we were able to raise funds through our Share Purchase Agreement with LPC and our "at the market" equity distribution agreement with Canaccord Genuity Inc. (our "Financing Arrangements"). In 2013, we were able to raise funds through a US underwritten public offering and the exercise of existing stock options and in 2012, we were able to raise funds through a bought deal financing and the exercise of existing stock options.

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on September 1, 2016.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Utilizing our Base Shelf in 2014, we were able to enter into our Financing Arrangements.

The combination of our Financing Arrangements provide us with access, subject to the terms and conditions of each arrangement, to US$46 million of which we raised approximately $9.0 million (US$8.2 million) in 2014. We expect to continue to access our Financing Arrangements to help support our current clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2015 will be approximately $16 million. Despite the anticipated change in our cash requirements compared to 2014, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangements to fund our presently planned operations into 2016. Factors that will affect our anticipated cash usage in 2015 and 2016, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

Contractual Obligations

We have the following contractual obligations as at December 31, 2014:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	More than 5 years $
Alberta Heritage Foundation(1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	329,853	174,160	155,693	—	—
Purchase obligations	4,176,218	4,176,218	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	4,656,071	4,350,378	155,693	—	150,000
Note:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see notes to our audited 2014 consolidated financial statements).

(2)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2014, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.44%.

Off-Balance Sheet Arrangements

As at December 31, 2014, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2014, 2013 and 2012, we did not enter into any related party transactions other than compensation paid to Key Management Personnel disclosed in Note 20 of our audited consolidated financial statements.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at December 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the US, the U.K and the European Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the US dollar against the Canadian dollar would have increased our net loss in 2014 by approximately $19,471. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2014 by approximately $35,522. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2014 by approximately $93,695.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2014 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	5,010,733	83,290	20,212
Accounts payable	(271,176)	(47,563)	(78,533)
	4,739,557	35,727	(58,321)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN is in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN will prove to be safe and effective in humans. REOLYSIN will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards are not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers' other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA's cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2014, we had an accumulated deficit of $250.0 million and we incurred net losses of $18.6 million, $23.5 million and $36.4 million, for the years ended December 31, 2014, 2013 and 2012, respectively. We anticipate that we will continue to incur significant losses during 2015 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the US equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the US dollar, the Pound Sterling and the Euro. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 107,372,669 common shares outstanding at March 13, 2015. If all of our options (5,446,394) were exercised we would have 112,819,063 common shares outstanding.

Our 2014 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2014, and has concluded that such internal control over financial reporting is effective as of December 31, 2014. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.